SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13D-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Rodobo International, Inc.

(Name of Issuer)

Common Stock, $.0001 par value per share

 (Title of Class of Securities)

77106L104

 (CUSIP Number)

Yanbin Wang
No. 380 Changjiang Road
High Tech Development Zone
Harbin, Heilongjiang Province, F4
PRC 150000
+86-0451-82260522

With a copy to:
Barry I. Grossman, Esq.
Ellenoff Grossman & Schole, LLP
150 East 42nd Street, 11th Floor
New York, NY 10017

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 5, 2010
and February 10, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 77106L104

1)	Name of Reporting Persons:

Fortune Fame International Limited
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions)

OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6)	Citizenship Or Place Of Organization

British Virgin Islands
	(7)	Sole Voting Power

Number of		18,300,000(1)
Shares	(8)	Shared Voting Power
Beneficially
Owned		0
By Each	(9)	Sole Dispositive Power
Reporting
Person With		18,300,000(1)
	(10)	Shared Dispositive Power

		0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person

18,300,000(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13)	Percent of Class Represented by Amount in Row (11)

Approximately 47%(1) (2)
14)	Type of Reporting Person

HC, CO

(1)
Consists of 6,300,000 shares of common stock (the “Common Stock”) of Rodobo International, Inc. (“Rodobo” or the “Company”) and 2,000,000 shares of Series A Preferred Stock of the Company held directly by Fortune Fame International Limited (“Fortune Fame”). The Series A Preferred Stock is not convertible into Common Stock. Each share of Series A Preferred Stock has six votes per share and votes as one class with the Common Stock on all matters submitted to shareholders of Rodobo.

(2)
This percentage is calculated based upon the total number of votes that may be cast by Fortune Fame, consisting of 6,300,000 shares of Common Stock (one vote per share) and 2,000,000 shares of Series A Preferred Stock (six votes per share). Based upon the Company’s most recently filed Form 10Q, as of February 10, 2010, there were 26,892,614 shares of Common Stock issued and outstanding, of which 24% were beneficially owned by Fortune Fame.

CUSIP No. 77106L104

1)	Name of Reporting Persons:

Dream High Limited
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions)

OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6)	Citizenship Or Place Of Organization

British Virgin Islands

	(7)	Sole Voting Power

Number of		2,950,000(1)
Shares	(8)	Shared Voting Power
Beneficially
Owned		0
By Each	(9)	Sole Dispositive Power
Reporting
Person With		2,950,000(1)
	(10)	Shared Dispositive Power

		0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

2,950,000(1)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13)	Percent of Class Represented by Amount in Row (11)

Approximately 8%(1) (2)
14)	Type of Reporting Person

HC, CO

(1)	Consists of 2,950,000 shares of Common Stock of Rodobo held directly by Dream High Limited (“Dream High”).

(2)
This percentage is calculated based upon the total number of votes that may be cast by Dream High out of the total votes of the holders of all issued and outstanding shares of Common Stock (one vote per share) and Series A Preferred Stock (six votes per share). Based upon the Company’s most recently filed Form 10Q, as of February 10, 2010, there were 26,892,614 shares of Common Stock issued and outstanding, of which 11% were beneficially owned by Dream High.

CUSIP No. 77106L104

1)	Name of Reporting Persons:

Yanbin Wang
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions)

OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6)	Citizenship Or Place Of Organization

People's Republic of China

	(7)	Sole Voting Power

Number of		24,250,000(1)
Shares	(8)	Shared Voting Power
Beneficially
Owned		0
By Each	(9)	Sole Dispositive Power
Reporting
Person With		24,250,000(1)
	(10)	Shared Dispositive Power

		0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

24,250,000(1)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13)	Percent of Class Represented by Amount in Row (11)

Approximately 63%(1) (2)
14)	Type of Reporting Person

IN

(1)
Consists of the total number of votes that may be cast by Mr, Wang, including (i) 3,000,000 shares of Common Stock (one vote per share) directly held by Mr. Wang; (ii) 6,300,000 shares of Common Stock (one vote per share) and 2,000,000 shares of Series A Preferred Stock of Fortune Fame (six votes per share), the company of which Mr. Wang serves as sole executive director; and (iii) 2,950,000 shares of Common Stock of (one vote per share) Dream High, the company of which Mr. Wang serves as sole executive director. The Series A Preferred Stock is not convertible into Common Stock. Each Series A Preferred Stock has six votes per share and votes as one class with the  Common Stock on all matters submitted to shareholders of Rodobo.  Mr. Wang has an option to purchase up to 100% of the outstanding shares of Fortune Fame and Dream High within the next 3 years for nominal consideration. The current sole shareholders of Fortune Fame and Dream High may not dispose of any shares of Fortune Fame and Dream High without Mr. Wang’s consent.

(2)
This percentage is calculated based upon the total number of votes that may be cast by Mr. Wang, as fully described in footnote 1. Based upon the Company’s most recently filed Form 10Q, as of February 10, 2010, there were 26,892,614 shares of Common Stock issued and outstanding, of which approximately 32% are beneficially owned by Mr. Wang, including (i) 3,000,000 shares of Common Stock directly held by Mr. Wang; (ii) 6,300,000 shares of Common of Fortune Fame; and (v) 2,950,000 shares of Common Stock of Dream High.

Item 1.  Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.0001(the “Common Stock”) of Rodobo International, Inc., a Nevada corporation (the “Company” or “Rodobo”).  The address of the Company’s principal executive office is No 380 Changjiang Road, High Tech Development Zone, Harbin, Heilongjiang Province, F4, People’s Republic of China, 150000. .

Item 2.  Identity & Background

(a)	This Schedule 13D is being filed by:

(i)	Fortune Fame International Limited, a company organized under the laws of the British Virgin Islands (“Fortune Fame”);

(ii)	Dream High Limited, a company organized under the laws of the British Virgin Islands (“Dream High”); and

(ii)	Yanbin Wang (“Mr. Wang”), a citizen of the People’s Republic of China and sole executive director of Fortune Fame and Dream High Limited.

    The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) (i)
The place of organization of Fortune Fame is the British Virgin Islands. The business address of Fortune Fame is No. 380 Changjiang Road, High Tech Development Zone Harbin, Heilongjiang Province, F4, PRC 150000.

(ii)
The place of organization of Dream High is the British Virgin Islands. The business address of Dream High is No. 380 Changjiang Road, High Tech Development Zone Harbin, Heilongjiang Province, F4, PRC 150000

(iii)	Mr. Wang’s business address is No. 380 Changjiang Road, High Tech Development Zone Harbin, Heilongjiang Province, F4, PRC 150000.

(c) (i)	Fortune Fame is a holding company.

(ii)	Dream High is a holding company

(ii)	Mr. Wang is the sole executive director of Fortune Fame and Dream High.

(iii)	Mr. Wang is the President, Chief Executive Officer, and Chairman of the Board of Rodobo.

(d)	During the past five years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the past five years, neither of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.

On February 5, 2010, Tengshun Technology and Development Co., Ltd.(“Tengshun Technology”), a wholly foreign owned  PRC subsidiary of Rodobo, acquired 100% equity interests of three dairy companies in the People’s Republic of China, Ewenkeqi Beixue Diary Co, Ltd ( “Ewenkeqi Beixue” ), Hulunbeier Beixue Diary Co., Ltd (“Hulunbeier Beixue”), and Hulunbeier Hailaer Beixue Diary Factory (“Hulunbeier Hailaer Beixue”, together with Ewenkeqi Beixue and Hulunbeier Beixue  hereinafter collectively referred to as “Beixue Group”), pursuant to the closing (the “Closing”) of the transactions contemplated by the Equity Transfer Agreements entered into by and between Tengshun Technology and each of the three diary companies (the “Acquisitions”). Mr. Wang was a controlling shareholder of Ewenkepi Beixue and Hulunbeier Beixue prior to the Acquisitions.

Pursuant to the Equity Transfer Agreements, the Company paid 500,000 Chinese Renminbi (approximately $73,236) in cash and issued 800,000 shares of Common Stock in exchange for 100% of the equity interest in Ewenkeqi Beixue; the Company paid 1,000,000 Chinese Renminbi (approximately $146,473) in cash and 1,000,000 shares of Common Stock in exchange for 100% of the equity interest in Hulunbeier Beixue; and the Company paid 600,000 Renminbi (approximately $87,884) in cash, 8,800,000 shares of Common Stock and 2,000,000 shares of Series A Preferred Stock in exchange for 100% of the equity interest in Hulunbeier Hailaer Beixue. The prevailing exchange rate used to translate the Chinese Renminbi to U.S dollars on February 5, 2010 was1USD = 6.8272 Renminbi.

As the consideration of these Acquisitions, the Company issued 1,250,000 shares of Common Stock to August Glory Limited (“August Glory”), 3,050,000 shares of Common Stock to Fame Ever Limited (“Fame Ever”), and 6,300,000 shares of Common Stock and 2,000,000 shares of Series A Preferred Stock to Fortune Fame International Limited (“Fortune Fame”), each of which is a company organized in the British Virgin Islands, pursuant to the Securities Purchase Agreements dated as of February 5, 2010 entered into by and between the Company and each of the three BVI holding companies.

The foregoing description of the Equity Transfer Agreements and Securities Purchase Agreements do not purport to be complete and is qualified in its entirety by reference to the full text of that certain Equity Transfer Agreements attached as Exhibit 99.2 to 99.4, and that certain Securities Purchase Agreements attached as Exhibit 99.5 to 99.7 to this Schedule 13D.

On February 5, 2010, Mr. Qin, the sole shareholder of Fortune Fame, entered into a Call Option Agreement with Mr. Wang effective upon the closing of the Acquisitions, pursuant to which Mr. Qin shall transfer up to 100% of the shares of Fortune Fame within the next 3 years to Mr. Wang for nominal consideration, which would give Mr. Wang indirect ownership of such shares of Common Stock and all shares of Series A Preferred Stock, and Mr. Qin shall not dispose any of the shares of Fortune Fame without Mr. Wang’s prior written consent.

On February 10, 2010, Ms. Yanli Han (“Ms. Han”), the sole shareholder of Dream High, entered into a Call Option Agreement with Mr. Wang, pursuant to which Ms. Han shall transfer up to 100% of the shares of Dream High within the next 3 years to Mr. Wang for nominal consideration, which would give Mr. Wang indirect ownership of such shares of Common Stock held by Dream High, and Ms. Han shall not dispose any of the shares of Dream High without Mr. Wang’s prior written consent.

Item 4.  Purpose of Transaction.

The purpose of the Acquisitions was for the Company to acquire 100% ownership of Beixue Group, which is engaged in the production, manufacturing and distribution of whole milk powder and formula milk powder based in Inner Mongolia Province, PRC, and for Fortune Fame to obtain a controlling interest in the Company.

In connection with the Acquisitions, Mr. Wang was appointed as the sole executive director of Fortune Fame. In connection with the Call Option Agreement with Ms. Han, Mr. Wang was appointed as the sole executive director of Dream High.

At the date of this Schedule 13D, neither the Reporting Persons, except as set forth in this Schedule 13D, have any other plans or proposals which relate to or would result in any of the items listed in sections (a) through (j) of Item 4 set forth in Schedule 13D.

Item 5.  Interest in Securities of the Company.

(a)     (i)           On February 5, 2010, pursuant to the Equity Transfer Agreements and Securities Purchase Agreements and as a result of the Acquisitions, Fortune Fame became the beneficial owner of 18,300,000 votes that may be cast, consisting of 6,300,000 shares of Common Stock (one vote per share) and 2,000,000 shares of Series A Preferred Stock (six votes per share), representing approximately 47.0% votes that may be cast by the holders of the issued and outstanding shares of Common Stock and Series A Preferred Stock voting as a group. Each share of Series A Preferred Stock has six votes per share and votes as one class with the Common Stock on all matters submitted to shareholders of Rodobo. Based upon the Company’s most recently filed Form 10Q, as of February 10, 2010, there were 26,892,614 shares of Common Stock issued and outstanding, of which 23.4% were beneficially owned by Fortune Fame.

       (ii)            Dream High is the beneficial owner of 2,950,000 shares of Common Stock (one vote per share), representing approximately 8% votes that may be cast by the holders of the issued and outstanding shares of Common Stock and Series A Preferred Stock voting as a group, and representing 11% of all the issued and outstanding shares of Common Stock, Based upon the Company’s most recently filed Form 10Q.

       (iii)           Mr. Wang as the sole executive director of Fortune Fame may be deemed to have power to direct the voting and disposition of 6,300,000 shares of Common Stock (one vote per share) and 2,000,000 shares of Series A Preferred Stock (six votes per share) held by Fortune Fame. In addition, as the Grantee of the Call Option Agreement with Mr. Qin, Mr. Wang may be deemed to have pecuniary interests as the beneficial owner of all the shares held by Fortune Fame.

                           Mr. Wang as the sole executive director of Dream High may be deemed to have power to direct the voting and disposition of 2,950,000 shares of Common Stock (one vote per share) held by Dream High. In addition, as the Grantee of the Call Option Agreement with Mr. Zhao, Mr. Wang may be deemed to have pecuniary interests as the beneficial owner of all the shares held by Dream High.

           Based on the above, Mr. Wang became the beneficial owner of 24,250,000 votes that may be cast on the shares of Common Stock and Series A Preferred Stock, including 3,000,000 shares of Common Stock directly owned by Mr. Wang.

(iv) The sole shareholder of Fortune Fame is Mr. Wei Qin (“Mr. Qin”).  Mr. Qin is not deemed the beneficial owner of any shares of Common Stock or Series A Preferred Stock held by Fortune Fame as a result of the fact that, on February 5, 2010, Mr. Qin entered into a call option agreement (the “Call Option Agreement”) with Mr. Wang effective upon the closing of the Acquisitions, pursuant to which Mr. Qin shall transfer up to 100% of the shares of Fortune Fame within the next 3 years to Mr. Wang for nominal consideration, which would give Mr. Wang indirect ownership of such shares of Common Stock and all shares of Series A Preferred Stock.  Pursuant to the Call Option Agreement, Mr. Qin shall not dispose any of the shares of Fortune Fame without Mr. Wang’s prior written consent.  As Mr. Wang is the sole executive director of Fortune Fame and has, as a result of the Call Option Agreement, sole voting or dispositive power of the shares of Common Stock and Series A Preferred Stock held by Fortune Fame (and as Mr.Qin has no such power), Mr. Qin is not deemed the beneficial owner of any shares of Common Stock or Series A Preferred Stock held by Fortune Fame.

(v)           The sole shareholder of Dream High is Mr. Yanli Han (“Ms. Han”).  Ms. Han is not deemed the beneficial owner of any shares of Common Stock held by Dream High as a result of the fact that, on February 10, 2010, Ms. Han entered into a call option agreement (the “Call Option Agreement”) with Mr. Wang, pursuant to which Ms. Han shall transfer up to 100% of the shares of Dream High within the next 3 years to Mr. Wang for nominal consideration, which would give Mr. Wang indirect ownership of such shares of Common Stock held by Dream High.  Pursuant to the Call Option Agreement, Ms. Han shall not dispose any of the shares of Dream High without Mr. Wang’s prior written consent.  As Mr. Wang is the sole executive director of Dream High and has, as a result of the Call Option Agreement, sole voting or dispositive power of the shares of Common Stock held by Dream High (and as Ms. Han has no such power), Ms. Han is not deemed the beneficial owner of any shares of Common Stock held by Dream High.

    (b)    (i)                Fortune Fame beneficially owns an aggregate of 18,300,000 votes that may be cast, consisting of: (i) 6,3000,000 shares of Common Stock (one vote per share), in which it has the sole power to vote or direct to vote, and the sole power to dispose of or direct the disposition of; and (ii) 2,000,000 shares of nonconvertible Series A of Preferred Stock, each of which has six votes per share and votes as one class with the Common Stock on all matters submitted to shareholders of Rodobo, representing in the aggregate approximately 47.0% votes that may be cast by the holders of the total issued and outstanding shares of Common Stock  and Series A Preferred Stock voting as a group. Based upon the Company’s most recently filed Form 10Q, as of February 10, 2010, there were 26,892,614 shares of Common Stock issued and outstanding, of which 23.4% were owned by Fortune Fame.

            (ii)               Dream High is the beneficial owner of 2,950,000 shares of Common Stock (one vote per share), representing approximately 8% votes that may be cast by the holders of the issued and outstanding shares of Common Stock and Series A Preferred Stock voting as a group, and representing 11% of all the issued and outstanding shares of Common Stock.

          (iii)                Mr. Wang directly owns 3,000,000 shares of the Common Stock as of the date hereof. He may also be deemed to have power to direct the voting and disposition of 21,250,000 votes that may be cast on Common Stock and Series A Preferred Stock as the sole executive director of Fortune Fame and Dream High respectively pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”). The 24,250,000 total votes that may be cast on the shares of Common Stock and Series A Preferred Stock by Mr. Wang, include (i) 3,000,000 shares of Common Stock directly held by Mr. Wang (one vote per share); (ii) 6,300,000 shares of Common Stock (one vote per share) and 2,000,000 shares of Series A Preferred Stock (six vote per share) of Fortune Fame; and (iii) 2,950,000 shares of Common Stock of Dream High (one vote per share), representing in the aggregate approximately 63% of votes that may be cast by the holders of the total issued and outstanding shares of Common Stock and Series A Preferred Stock voting as a group. The Series A Preferred Stock is not convertible into Common Stock. Each Series A Preferred Stock has six votes per share and votes as one class with the Common Stock on all matters submitted to shareholders of Rodobo.

    Based upon the Company’s most recently filed Form 10Q, as of February 10, 2010, there were 26,892,614 shares of Common Stock issued and outstanding, of which 45.6% were beneficially owned by Mr. Wang. The 12,250,000 shares of Common Stock beneficially owned by Mr. Wang consist of (i) 3,000,000 shares of Common Stock directly owned by Mr. Wang; (ii) 6,300,000 shares of Common Stock beneficially owned by Mr. Wang through Fortune Fame; and (iii) 2,950,000 shares of Common Stock beneficially owned by Mr. Wang through Dream High.

    (c)  Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the Common Stock were effected during the past sixty (60) days by the Reporting Persons;

    (d)  Not applicable

    (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

In addition to the certain Equity Transfer Agreements and Securities Purchase Agreements, on February 5, 2010, Mr. Qin entered into a Call Option Agreement with Mr. Wang effective upon the closing of the Acquisitions, pursuant to which Mr. Qin shall transfer up to 100% of the shares of Fortune Fame within the next 3 years to Mr. Wang for nominal consideration, which would give Mr. Wang indirect ownership of such shares of Common Stock and all shares of Series A Preferred Stock, and Mr. Qin shall not dispose any of the shares of Fortune Fame without Mr. Wang’s prior written consent.

The foregoing description of the Call Option Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of that certain Call Option Agreement attached as Exhibit 99.8 to this Schedule 13D.

On February 10, 2010, Ms. Yanli Han (“Ms. Han”) entered into a Call Option Agreement with Mr. Wang, pursuant to which Ms. Han shall transfer up to 100% of the shares of Dream High within the next 3 years to Mr. Wang for nominal consideration, which would give Mr. Wang indirect ownership of an additional 2,950,000 shares of Common Stock, and Ms. Han shall not dispose any of the shares of Dream High without Mr. Wang’s prior written consent.

The foregoing description of the Call Option Agreement with Ms. Han does not purport to be complete and is qualified in its entirety by reference to the full text of that certain Call Option Agreement attached as Exhibit 99.9 to this Schedule 13D.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated January 15, 2010, among the Reporting Persons named therein.

Exhibit 99.2	Equity Transfer Agreement by and between Harbin Tengshun Technical Development Ltd., Co and Hulunbeier Beixue Dairy Co., Ltd. on February 5, 2010 (unofficial English Translation)

Exhibit 99.3	Equity Transfer Agreement by and between Harbin Tengshun Technical Development Ltd., Co and Hulunbeier City Hai La Er District Beixue Dairy Factory on February 5, 2010(unofficial English Translation)

Exhibit 99.4	Equity Transfer Agreement by and between Harbin Tengshun Technical Development Ltd., Co and Ewenkeqi Beixue Dairy Co., Ltd. on February 5, 2010(unofficial English Translation)

Exhibit 99.5	Securities Purchase Agreement by and between Rodobo International, Inc and Fame Ever Limited on February 5, 2010

Exhibit 99.6	Securities Purchase Agreement by and between Rodobo International, Inc and Fortune Fame International Limited on February 5, 2010

Exhibit 99.7	Securities Purchase Agreement by and between Rodobo International, Inc and August Glory Limited and on February 5, 2010

Exhibit 99.8	Option Agreement by and between Wei Qin and Yanbin Wang on February 5, 2010

Exhibit 99.9	Option Agreement by and between Yanli Han and Yanbin Wang on February 10, 2010

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: February 12, 2010
FORTUNE FAME INTERNATIONAL LIMITED

By: Yanbin Wang
Name: Yanbin Wang
Title: Executive Director

DREAM HIGH LIMITED
By: /s/ Yanbin Wang
Name: Yanbin Wang Title: Executive Director

/s/ Yanbin Wang
Yanbin Wang